Exhibit 99.1

For Immediate Release: October 14, 2021

Attention: Business Editors

VERSABANK’S DRT CYBER ENTERS INTO RECIPROCAL AGREEMENT WITH SYRENIS TO RESELL RAVEN, DRT CYBER’S ANTI-SPAM LEGISLATION SOLUTION

– Reseller Agreement Significantly Expands Sales Channel for RAVEN, a Highly Complementary Product to Syrenis’ Cassie, Consent and Preference Management Solution

LONDON, ONTARIO/CNW/ – VersaBank (“VersaBank” or the “Bank”) (TSX: VB; NASDAQ: VBNK), a leader in digital banking and cyber security solutions, today announced that its wholly-owned, Washington, DC-based subsidiary, DRT Cyber Inc. (“DRT Cyber”) has entered into a reciprocal Reseller Agreement (the “Agreement”) with UK-based Syrenis Ltd (“Syrenis”), under which Syrenis will act as a reseller of DRT Cyber’s anti-spam legislation solution, RAVEN. RAVEN integrates seamlessly with Syrenis’ Cassie, a world leading Consent and Preference Management solution for organizations globally. Syrenis has an international footprint of customers, including large multi-nationals in the healthcare, automotive, retail, financial services, resourcing and media sectors, as well as the public sector.

RAVEN is the only fully automated and integrated solution that provides complete compliance with all major global anti-SPAM legislation, thereby allowing clients to respect and protect their customers’, suppliers’ and partners’ privacy. RAVEN is both email platform and email client agnostic; it covers all emails, whether they are sent from a mobile device, laptop or web interface. It does not require an install or rollout of a new or specific email system or client, and it integrates with all existing email client and server solutions. RAVEN integrates with Cassie, Syrenis’ consent and preference management solution to provide a holistic solution for global data protection regulation compliance.

In August of this year, DRT Cyber and Syrenis entered into a separate, but related reseller agreement under which DRT Cyber will act as a reseller of Cassie, expanding DRT Cyber’s suite of innovative solutions for data protection, cyber security and compliance.

Cassie is an enterprise consent and preference management solution designed to balance the challenges of maintaining individual data privacy and regulatory compliance with the need to develop customer engagement and trust.

Cassie connects with multiple customer touchpoints - such as websites, CRM systems, marketing automation systems, contact centre or smart devices to capture consents and preferences in a single platform to deliver a single transparent source of truth. Cassie empowers organizations with the confidence to maximise their data, fuelling powerful engagement & enhancing customer relationships, while at the same time, maintaining secure customer records in compliance with global data privacy laws. “We are thrilled to expand our relationship with Syrenis and further capitalize on the sales synergies inherent in these two highly complementary solutions,” said David Taylor, President and Chief Executive Officer, DRT Cyber. “RAVEN is a one-of-a-kind solution addressing the critical need for privacy compliance amidst increasingly complex regulation around online user data – a challenge faced by virtually every online entity.”

Mr. Taylor added, “This agreement marks yet another step forward in the execution of our strategy for DRT Cyber to offer a comprehensive suite of services that address the breadth of cyber security challenges corporations and government’s face – Assessment, Detection, Protection and Privacy.”

“We are very excited to be able to offer both existing and prospective clients DRT Cyber’s RAVEN, an innovative and unique product that adds a highly attractive dimension to our privacy and consent management solution, Cassie,” commented Glenn Jackson, Chief Executive Officer, Syrenis. “Solving one-to-one and bulk email anti-SPAM legislation compliance, while integrating with global consent and preference management across the business is a powerful and valuable capability.”

ABOUT SYRENIS

Syrenis provides consent and preference management and stakeholder engagement solutions for large global enterprises. The company’s flagship product, Cassie, is an enterprise consent and preference management solution that enables large multi-national corporations to manage their data in compliance with global data privacy regulations, while at the same time, developing customer engagement and trust. Syrenis’ Stakeholder Relationship and Management Tool, SMART, gives organizations the ability to track and trace their relationships with key internal and external influencers and stakeholders. Syrenis’ solutions enable compliance, demonstrate transparency, minimize risk and establish engagement and trust. Syrenis has a widespread user base and the company’s solutions are used extensively in many different sectors including healthcare, financial services, retail, resourcing, media and public sector. The company’s client base covers Europe, North America, Middle East & Asia-Pacific. Syrenis is backed by angel investors, renowned business leaders, Sir Terry Leahy (formerly CEO of Tesco) and entrepreneur Bill Currie. Based in the UK, the company has ambitious plans for global growth and to support and expand its client base in North America.  www.syrenis.com

ABOUT VERSABANK

VersaBank is a Canadian Schedule I chartered bank with a difference. VersaBank became the world’s first fully digital financial institution when it adopted its highly efficient business-to-business model using its proprietary state-of-the-art financial technology to profitably address underserved segments of the Canadian banking market in the pursuit of superior net interest margins while mitigating risk. VersaBank obtains all of its deposits and provides the majority of its loans and leases electronically, with innovative deposit and lending solutions for financial intermediaries that allow them to excel in their core businesses. In addition, leveraging its internally developed IT security software and capabilities, VersaBank established wholly owned, Washington, DC-based subsidiary, DRT Cyber Inc. to pursue significant large-market opportunities in cyber security and develop innovative solutions to address the rapidly growing volume of cyber threats challenging financial institutions, multi-national corporations and government entities on a daily basis.

VersaBank’s Common Shares trade on the Toronto Stock Exchange under the symbol VB and Nasdaq under the symbol VBNK. Its Series 1 Preferred Shares trade on the Toronto Stock Exchange under the symbol VB.PR.A.

FOR FURTHER INFORMATION, PLEASE CONTACT:

LodeRock Advisors

Lawrence Chamberlain

(416) 519-4196

lawrence.chamberlain@loderockadvisors.com

Visit our website at: www.versabank.com

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